Exhibit 99.4

______________________________________________________

Subscription Agreement

______________________________________________________

for

LYNK & CO AUTOMOTIVE TECHNOLOGY CO., LTD.

by and among

ZHEJIANG ZEEKR INTELLIGENT TECHNOLOGY CO., LTD.

NINGBO GEELY AUTOMOBILE INDUSTRY CO., LTD.

and

LYNK & CO AUTOMOTIVE TECHNOLOGY CO., LTD.

Dated Nov 14, 2024

THIS SUBSCRIPTION AGREEMENT (this “Agreement”) is entered into on November 14, 2024 (the “Effective Date”) by and among:

(1)	ZHEJIANG ZEEKR INTELLIGENT TECHNOLOGY CO., LTD. (浙江极氪智能科技有限公司), a limited liability company established in the PRC with its address at Room 1031, Shangwu Building 1, No. 1388 Minshan Road, Beilun District, Ningbo, Zhejiang Province, the PRC (“Zhejiang ZEEKR” or “Subscriber”);

(2)	NINGBO GEELY AUTOMOBILE INDUSTRY CO., LTD. (宁波吉利汽车实业有限公司), a limited liability company established in the PRC with its address at No. 918 Binhai Fourth Road, Hangzhou Bay New Area, Ningbo, Zhejiang Province, the PRC (“Ningbo Geely”); and

(3)	LYNK & CO AUTOMOTIVE TECHNOLOGY CO., LTD. (领克汽车科技有限公司), a limited liability company established in the PRC with its address at 201-206, No. 918 Binhai Fourth Road, Andong Town, Qianwan New District, Ningbo, Zhejiang Province, the PRC (the “Company”).

Each of the parties listed above is referred to hereinafter individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Company was incorporated on October 20, 2017. The Company and its Subsidiaries are principally engaged in the development, manufacturing and sale of LYNK & CO brand vehicles and/or related parts. As of the date of this Agreement, the registered capital of the Company is RMB 7,500,000,000.

WHEREAS, the Company wishes to increase its registered capital from RMB 7,500,000,000 to RMB 7,653,061,225 with the newly increased registered capital of RMB 153,061,225 (“Increased Registered Capital”). The Company hereby agrees to issue and sell to Zhejiang ZEEKR, and Zhejiang ZEEKR hereby agrees to subscribe for and purchase from the Company the Increased Registered Capital upon the terms and conditions of this Agreement (“Subscription”).

WHEREAS, concurrently with the execution of this Agreement, Zhejiang ZEEKR, Zhejiang Geely Holdings Group Co., Ltd. (浙江吉利控股集团有限公司) (“GH”), Volvo Cars (China) Investment Co., Ltd. (沃尔沃汽车（中国）投资有限公司) (“VCI”) and the Company entered into the Equity Transfer Agreement (“ETA”), pursuant to which GH agrees to transfer 20% of equity interests in the Company (corresponding to registered capital RMB 1,500,000,000 of the Company) to Zhejiang ZEEKR and VCI agrees to transfer 30% of equity interests in the Company (corresponding to registered capital RMB 2,250,000,000 of the Company) to Zhejiang ZEEKR (“Equity Transfer”).

WHEREAS, after consummation of the Equity Transfer and the Subscription, Zhejiang ZEEKR will own 51% of the equity interests in the Company.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements hereinafter contained, the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Capitalized terms used in this Agreement shall have the following meanings.

“Action” means any litigation, hearing, claim, suit, charge, action, complaint, arbitration, settlement, decision, inquiry, investigation or other proceedings initiated by or before any Governmental Authority.

“Affiliate” of a Person means any other Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with such Person; provided that, for the purpose of this Agreement, Ningbo Geely shall not be deemed as an Affiliate of the Company and vice versa.

“Agreement” has the meaning ascribed thereto in the Preamble.

“Amended Articles” has the meaning ascribed thereto in Section 3.2.1(e).

“AMR” means the State Administration for Market Regulation of the PRC or its competent local counterparts.

“AMR Registration” has the meaning ascribed thereto in Section 4.1.4.

“Business Day(s)” means any day that is not a Saturday, a Sunday or other day on which commercial banks are required or authorized by applicable Law to be closed in the PRC.

“CIETAC” has the meaning ascribed thereto in Section 11.2.2.

“Closing” has the meaning ascribed thereto in Section 3.1.

“Closing Date” has the meaning ascribed thereto in Section 3.1.

“Company” means the meaning ascribed thereto in the Preamble.

“Confidential Information” has the meaning ascribed thereto in Section 9.1.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management of a Person, whether through the ownership of voting securities, by contract, credit arrangement or proxy, as trustee, executor or agent or otherwise. For purposes of this definition, a Person shall be deemed to Control another Person if such first Person, directly or indirectly, owns or holds more than 50% of the voting equity securities in such other Person for the general election of directors, or if such first Person, directly or indirectly, controls the board of directors, managing partner or other similar governing body or position of such other Person. The terms “Controlled” and “Controls” shall have meanings correlative to the foregoing.

“Dispute” has the meaning ascribed thereto in Section 11.2.1.

“Effective Date” has the meaning ascribed to it in the Preamble.

“Encumbrance” means any lien, pledge, hypothecation, mortgage, security interest, charge, claim, title retention, levy, proxy, option, restrictive covenant, license, right of first refusal, right of first offer, easement, or other encumbrance or adverse claim of any kind (including without limitation any conditional sale agreement, capital lease or other title retention agreement relating to property or asset).

“Equity Transfer” has the meaning ascribed in the Recitals.

“ETA” means the Equity Transfer Agreement in relation to the transfer of equity interests in the Company executed by and among the Company, Zhejiang ZEEKR, GH and VCI on the Effective Date.

“GA” means Geely Automobile Holdings Limited (吉利汽車控股有限公司), a company established in the Cayman Islands with its shares listed on the Main Board of the Stock Exchange of Hong Kong Limited.

“GH” has the meaning ascribed thereto in the Recitals.

“Governmental Authority” means any nation or government or any province or state or local or any other political subdivision thereof, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, any court or arbitrator, any arbitration tribunal, and any self-regulatory organization or national or international stock exchange.

“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority.

“Group Companies” means collectively, the Company and its Subsidiaries currently and hereafter, and each is herein referred to individually as a “Group Company”.

“Increased Registered Capital” has the meaning ascribed in the Recitals.

“Intellectual Property” means any and all (a) patents (including all reissues, divisionals, provisionals, continuations, continuations in part, re-examinations, renewals and extensions thereof), patent applications, and other patent rights, (b) trademarks, service marks, tradenames, brand names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with all goodwill associated with any of the foregoing and applications, registrations and renewals in connection therewith, (c) copyrights, mask works, and copyrightable works, and all applications, registrations for and renewals in connection therewith, (d) internet domain names, web addresses, web pages, websites and related content, accounts with social media companies and the content found thereon and related thereto, and uniform resource locators, (e) proprietary Software, including source code, object code and supporting documentation for such Software, (f) trade secrets and proprietary information, including confidential business information, technical data, customer lists, data collections, methods and inventions (whether or not patentable and where or not reduced to practice), (g) copies and tangible embodiments of any of the foregoing, (h) all other intellectual property, whether or not registrable, in each case, under any Law or statutory provision or common law doctrine in any country, and (i) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“Interim Period” has the meaning ascribed thereto in Section 6.1.

“Joint Venture Contract” has the meaning ascribed thereto in Section 4.1.11.

“Law(s)” means any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation, code, constitution, treaty, measure, notice, circular, judgment, decree, opinion, Governmental Order or other requirement or rule of law of any Governmental Authority, including any rules promulgated by a stock exchange or regulatory body.

“Long Stop Date” has the meaning ascribed thereto in Section 4.3.

“Loss(es)” means, without duplication, any and all demands, losses, damages, penalties, judgments, fines, taxes, claims, liabilities and obligations of any kind or nature whatsoever, including costs and expenses of investigating, proceedings, preparing or defending any such claim or Action and legal fees and expenses in connection therewith, and any amount paid in settlement of, any pending or threatened Action, but in each case excluding indirect, incidental, special, exemplary, punitive, consequential loss, any loss of profits, loss of production, loss of revenue, business interruption, loss of data or loss of business information arising out of, based on or resulting from this Agreement.

“Material Adverse Effect” means any event, fact, circumstance, occurrence, development, change or effect that, individually or in the aggregate with all other events, facts, circumstances, occurrences, developments, changes or effects, has, or would reasonably be expected to have a material adverse effect on (a) the business, conditions, assets, liabilities (including but not limited to contingent liabilities), operations or financial conditions of the Group Companies, taken as a whole; or (b) the qualifications or abilities of the Group Companies, taken as a whole, in carrying out the business currently engaged by the Group Companies; or (c) the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that in determining whether a Material Adverse Effect has occurred pursuant to sub-clauses (a) or (b) above, there shall be excluded any effect on the Group Companies to the extent arising out of any of the following: (i) any action required to be taken pursuant to the terms and conditions of this Agreement or with the written consent of the Subscriber; (ii) the announcement of the transactions contemplated by this Agreement; (iii) any changes in applicable Laws or the interpretation or enforcement thereof or in applicable accounting principles or the interpretation thereof; or (iv) any pandemic, earthquake, typhoon, other natural disasters, any outbreak or escalation of hostilities of war or any act of terrorism; except in the case of sub-clauses (iii) or (iv), to the extent that the Group Companies, taken as a whole, are disproportionately affected thereby as compared with other participants in the same industries and geographic markets in which the Group Companies operate.

“Ningbo Geely” has the meaning ascribed thereto in the Recitals.

“Permitted Encumbrances” means (i) statutory liens for current taxes, special assessments or other governmental or quasi-governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, materialmen’s, carriers’, workers’, warehousemen’s, repairers’ and similar statutory liens arising or incurred in the ordinary course of business, (iii) zoning, entitlement, building and other land use regulations imposed by any Governmental Authority, (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to any real property which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used or proposed to be used in connection with the Group Companies’ businesses, (v) liens incurred or deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs, social security, retirement and similar laws, and (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business.

“Person” means an individual, corporation, limited liability company, partnership, company, joint venture, association, trust, unincorporated organization, Governmental Authority, or other entity.

“PRC” means the People’s Republic of China, for purpose of geographical and jurisdictional reference in this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Representatives” has the meaning ascribed thereto in Section 9.1.

“RMB” means Renminbi, the lawful currency of the PRC.

“Subscription” has the meaning ascribed thereto in the Recitals.

“Subscription Price” has the meaning ascribed thereto in Section 2.2.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, which is Controlled by such Person.

“Target Equity” has the meaning ascribed in the ETA.

“VCI” has the meaning ascribed thereto in the Recitals.

1.2	Headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.3	Unless the express context otherwise requires, references to:

1.3.1	Sections and Schedules are sections in and schedules to this Agreement and the Recitals and Schedules to this Agreement shall be deemed to form part of this Agreement;

1.3.2	writing shall include any methods of producing or reproducing words in a legible and non-transitory form;

1.3.3	the singular number shall include the plural and vice versa;

1.3.4	“days” shall mean calendar days unless Business Days are expressly specified;

1.3.5	any Person shall include such Person’s successors and permitted assigns; and

1.3.6	any agreement or instrument shall be construed as a reference to that agreement or instrument as amended, novated or supplemented.

1.4	The words “hereof,” “hereby,” “hereto,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

1.5	Wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”.

1.6	The word “or” shall not be exclusive.

1.7	The word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if”.

1.8	In construing this Agreement, general words shall not be given a restrictive meaning by reason of the fact that they are followed by examples intended to be embraced by the general words.

1.9	References to statutory provisions, including any subordinate legislation made under the relevant statute, shall be construed as references to those provisions as amended or re-enacted or as their application is modified by other provisions (whether before or after the date hereof) from time to time and shall include any provisions of which they are re-enactment (whether with or without modification).

1.10	When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

1.11	The Parties have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption of burden of proof shall arise favoring or burdening any Party by virtue of the authorship of any provision in this Agreement.

2.	SUBSCRIPTION

2.1	Subject to the fulfilment and/or waiver of the conditions precedent set out in Section 4.1 and 4.2, the Subscriber agrees to subscribe for and purchase from the Company, and the Company agrees to allot and issue to the Subscriber, the Increased Registered Capital.

2.2	Subject to the fulfilment and/or waiver of the conditions precedent set out in Section 4.1 and 4.2, the price to be paid by the Subscriber to the Company for the Increased Registered Capital shall be RMB 367,346,940 (the “Subscription Price”), which shall be paid in cash on the Closing Date. The portion of the Subscription Price in excess of the Increased Registered Capital shall be credited to the capital reserve of the Company.

2.3	Immediately after the Closing of the Subscription and the closing of the Equity Transfer contemplated in the ETA, the registered capital of the Company shall be increased from RMB 7,500,000,000 to RMB 7,653,061,225 and the shareholding structure of the Company shall be as follows:

Shareholder	Registered Capital Subscribed by such Shareholder	Shareholding Proportion
Zhejiang ZEEKR	RMB 3,903,061,225	51%
Ningbo Geely	RMB 3,750,000,000	49%
In Total	RMB 7,653,061,225	100%

2.4	Upon the Closing, the Subscriber shall be entitled to all rights and interests attaching to the Increased Registered Capital as the shareholder of the Company in accordance with PRC Laws, Joint Venture Contract and the Amended Articles.

3.	CLOSING

3.1	The closing of the Subscription (the “Closing”) shall take place remotely via the electronic exchange of the closing documents and signatures on a date mutually agreed on by the Parties but in any event no later than fifteenth (15th) Business Days following the date on which all conditions precedent set forth in Sections 4.1 and 4.2 below are satisfied or waived in writing by the relevant Party (other than conditions which by their nature are to be satisfied at the Closing), or at such other time and date as the Parties may otherwise mutually agree in writing (the date of the Closing, the “Closing Date”).

The Parties agree that, the Closing shall consummate immediately after the closing of the Equity Transfer in accordance with the terms of the ETA.

3.2	Closing Payment and Deliverables

3.2.1	At or before the Closing Date, the Company and Ningbo Geely shall, and Ningbo Geely shall cause the Company to deliver to the Subscriber:

(a)	a closing certificate executed by the Company and Ningbo Geely, dated the Closing Date, certifying that each of the conditions specified in Section 4.1 have been satisfied or waived;

(b)	documentary evidence of the completion of the AMR Registration, including the updated business license of the Company and any other notification document issued by the competent AMR in relation to the Subscription;

(c)	the capital contribution certificate duly executed and issued by the Company to the Subscriber reflecting that the Increased Registered Capital having been registered under the name of the Subscriber;

(d)	a copy of the updated register of shareholders duly executed by the Company, which reflects updated shareholding structure of the Company upon the consummation of the Subscription and the Equity Transfer;

(e)	copies of the resolutions of board of directors and shareholders meeting of the Company approving (i) the Subscription, (ii) adoption of amendment to the article of association of the Company which, among other things, reflects the completion of the Equity Transfer and the Subscription, in the form attached as Exhibit A hereto (the “Amended Articles”), and (iii) the change of legal representative, director(s), supervisor(s), and/ or general manager of the Company hereto and related matters; and

(f)	a copy of the waiver of pre-emptive right by relevant shareholders of the Company to waive their pre-emptive right with respect to the Subscription.

3.2.2	At the Closing Date, the Subscriber shall pay and deliver to the Company:

(a)	the Subscription Price (which may be evidenced by a copy of the receipt or payment confirmation from the bank) to the bank account of the Company; and

(b)	a closing certificate executed by the Subscriber, dated the Closing Date, certifying that each of the conditions specified in Section 4.2 has been satisfied.

4.	CONDITIONS PRECEDENT

4.1	Conditions Precedent to Obligations of the Subscriber

The obligation of the Subscriber to consummate the Subscription contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions precedent (any or all of which may be waived by the Subscriber in whole or in part to the extent permitted by applicable Laws):

4.1.1	GA’s Approval. The transactions contemplated under this Agreement, and the Equity Transfer shall have been duly approved by the independent shareholders of GA, in compliance with applicable Laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

4.1.2	Company’s Internal Approval. The Company shall have duly approved (i) implementation of the transactions contemplated by this Agreement and the Equity Transfer, and (ii) adoption of Amended Articles and (iii) the change of legal representative, director(s), supervisor(s), and/or general manager of the Company, in accordance with applicable Laws and its joint venture contract and articles of association then in effective, and reasonable evidence shall have been delivered to the Subscriber.

4.1.3	Waiver of Pre-emptive Right. The existing shareholder(s) of the Company shall have waived their pre-emptive right with respect to the Subscription and right of first refusal with respect to the Equity Transfer, and reasonable evidence shall have been delivered to the Subscriber.

4.1.4	AMR Registration. The Company shall have completed the filing and registration procedures with competent AMR in connection with the Subscription and Equity Transfer, including but not limited to (i) Target Equity in the ETA and the Increased Registered Capital having been registered under the name of the Subscriber; and (ii) Amended Articles having been filed (the “AMR Registration”), and reasonable evidence shall have been delivered to the Subscriber.

4.1.5	Completion of the Equity Transfer. The closing of the Equity Transfer contemplated in the ETA shall have consummated in accordance with the terms of the ETA.

4.1.6	Accuracy of Representations and Warranties. The representations and warranties made by the Company and Ningbo Geely in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date except for representations and warranties made only at and as of a certain date, in which case as of such specified date.

4.1.7	Performance of Agreement. The Company and Ningbo Geely shall have performed and complied in all material respects with all obligations and agreements required in this Agreement to be performed or complied with by them on or prior to the Closing Date.

4.1.8	No Material Adverse Effect. No Material Adverse Effect shall have occurred since the Effective Date.

4.1.9	Third-Party Consent. The Company and Ningbo Geely shall have obtained all other consents, approvals, orders or authorization of, or registration, declaration or filing with, any Governmental Authority or third party required to be obtained or made by it in connection with the consummation of the transactions contemplated hereby.

4.1.10	No Injunction. There shall be no injunction, restraining order or decree of any nature of any Governmental Authority or applicable Laws that is in effect that restrains or prohibits the consummation of the transactions contemplated by this Agreement.

4.1.11	Joint Venture Contract. A copy of the shareholders agreement (“Joint Venture Contract”) in the form attached as Exhibit B hereto shall have been delivered to the Subscriber, duly executed by the Subscriber and Ningbo Geely.

4.1.12	Closing Certificate. The Company and Ningbo Geely shall have delivered to the Subscriber a copy of the closing certificate set forth in Section 3.2.1(a) in form and substance reasonably satisfactory to the Subscriber.

4.2	Conditions Precedent to Obligations of the Company

The obligation of the Company to consummate the Subscription contemplated in this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions precedent (any or all of which may be waived by the Subscriber in whole or in part to the extent permitted by applicable Laws):

4.2.1	Accuracy of Representations and Warranties. The representations and warranties made by the Subscriber in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for representations and warranties made only at and as of a certain date, in which case as of such specified date.

4.2.2	Performance of Agreement. The Subscriber shall have performed and complied with, in all material respects, all obligations and agreements required in this Agreement to be performed or complied with by it on or prior to the Closing Date.

4.2.3	No Injunction. There shall be no injunction, restraining order or decree of any nature of any Governmental Authority or applicable Laws that is in effect that restrains or prohibits the consummation of the transactions contemplated by this Agreement.

4.2.4	Closing Certificate. The Subscriber shall have delivered to the Company and Ningbo Geely a copy of the closing certificate set forth in Section 3.2.2(b) in form and substance reasonably satisfactory to the Company and Ningbo Geely.

4.3	Long Stop Date

The Parties jointly undertake to use their reasonable best efforts to procure the fulfilment of all the conditions precedents and the occurrence of the Closing as soon as possible but in any event within twelve(12) months after the Effective Date (the “Long Stop Date”) or such later date as may be agreed by the Parties in writing.

5.	REPRESENTATIONS AND WARRANTIES

5.1	The Company and Ningbo Geely, jointly and severally, hereby represent and warrant to the Subscriber that as of the date hereof and as of the Closing Date and each of the dates between the date hereof and the Closing Date (except if a representation or warranty is made as of a specified date, as of such date),

(a)	such Party is a corporation duly and legally organized, validly existing and in good standing under applicable Laws;

(b)	such Party has all requisite power, authority and approvals required to enter into this Agreement and has all requisite power, authority and approvals to perform fully each and every one of its obligations thereunder in accordance with the applicable Laws;

(c)	such Party’s execution and performance of this Agreement do not and will not, in any material respects, (i) violate, conflict with or result in the breach of any provision of its articles of association or similar charter documents, (ii) conflict with or violate any applicable Laws or Governmental Order applicable to it, or (iii) conflict with, result in any breach of, constitute a default (or an event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of any contract to which such Party is a party or result in the creation of any Encumbrance (except for Permitted Encumbrance) upon any of the properties or assets of such Party, except where in each case the failure to obtain such consent, approval, authorization, action or to make such filing or notification would not, individually or in the aggregate, prevent or materially delay the performance of such Party’s obligations under this Agreement;

(d)	such Party’s execution and performance of this Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except (i) the registration and filing procedure by the Company with Ningbo Administration for Market Regulation, and (ii) where in each case the failure to obtain such consent, approval, authorization, action or to make such filing or notification would not, individually or in the aggregate, prevent or materially delay the performance of such Party’s obligations under this Agreement;

(e)	such Party’s representative whose signature is affixed to this Agreement is fully authorized to sign this Agreement on behalf of such Party, and this Agreement has been duly executed and delivered by such Party and assuming the due authorization, execution and delivery by the other Parties, constitutes the legal, valid, binding and enforceable obligations of such Party in accordance with the terms hereunder; and

(f)	the Increased Registered Capital, when issued in accordance with the terms and conditions of this Agreement and sold against receipt of consideration therefor, will be validly issued and free from all charges, liens, Encumbrance or other third party rights, claims or interests, except for the pre-emptive right under the Company Law of the PRC. Other than the Subscription and the Equity Transfer, there are no preemptive rights, options, call warrants, convertible securities or other contracts, arrangements or undertakings under which the Company is or may become obligated to issue, assign or transfer any equity securities of the Company.

5.2	The Subscriber hereby represents and warrants to the Company and Ningbo Geely that as of the date hereof and as of the Closing Date and each of the dates between the date hereof and the Closing Date (except if a representation or warranty is made as of a specified date, as of such date),

(a)	it is a corporation duly and legally organized, validly existing and in good standing under the PRC Laws;

(b)	except as otherwise described in this Agreement, it has all requisite power, authority and approvals required to enter into this Agreement and has all requisite power, authority and approvals to perform fully each and every one of its obligations thereunder in accordance with the applicable Laws;

(c)	its execution and performance of this Agreement does not and will not (i) violate, conflict with or result in the breach of any provision of its articles of association or similar charter documents, (ii) conflict with or violate any applicable Laws or Governmental Order applicable to it, in each case in any material respect, (iii) conflict with, result in any breach of, constitute a default (or an event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of any contract to which such Party is a party or result in the creation of any Encumbrance upon any of the properties or assets of such Party; and

(d)	the execution, delivery and performance of this Agreement by the Subscriber have been duly authorized by all necessary corporate action on the part of the Subscriber. This Agreement, when executed and delivered by the Subscriber, assuming due authorization, execution and delivery by the other parties thereto, constitutes the legal, valid, binding and enforceable obligations of the Subscriber in accordance with the terms hereunder, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.

6.	COVENANTS

6.1	Except as otherwise expressly provided in this Agreement or with the prior written consent of the Subscriber(which shall be provided promptly and not be unreasonably withheld), from the Effective Date until the earlier of the Closing Date and the valid termination of this Agreement in accordance with Section 7 (the “Interim Period”), the Company and Ningbo Geely shall, and each of the Company and Ningbo Geely shall cause all Group Companies to, to the extent permitted by applicable Laws:

6.1.1	conduct their business in the ordinary course of business consistent with past practice;

6.1.2	preserve (i) the present business operations, organization (including officers and key employees) and goodwill of the Group Companies in the ordinary course of business consistent with past practice, and (ii) the present relationships with Persons having business dealings with the Group Companies (including customers and suppliers) in the ordinary course of business and consistent with past practice;

6.1.3	maintain (i) all of the assets and properties of, or used by, the Group Companies in their current condition consistent with past practice, except for ordinary course lease expiration, and ordinary wear and tear, and (ii) insurance upon all of the properties and assets of the Group Companies in such amounts and of such kinds comparable to that in effect on the date of this Agreement;

6.1.4	(i) maintain the books, accounts and records of the Group Companies in the ordinary course of business consistent with past practice, (ii) continue to collect accounts receivable and pay accounts payable using normal procedures and without discounting or accelerating payment of such accounts in the ordinary course of business consistent with past practice, and (iii) comply with all contractual and other obligations of the Group Companies in all material respects; and

6.1.5	comply in all material respects with all applicable Laws.

6.2	Without limiting the generality of Section 6.1, except as otherwise expressly provided in this Agreement or with the prior written consent of the Subscriber, during the Interim Period, the Company shall not to, and the Company and Ningbo Geely shall cause all Group Companies not to, to the extent permitted by applicable Laws:

6.2.1	declare, set aside, make or pay any dividend or other distribution in respect of the share capital of, or other equity interests or ownership interests in, any Group Company or repurchase, redeem or otherwise acquire any outstanding share capital, equity interests or other securities of, or other ownership interests in, any Group Company;

6.2.2	transfer, issue, sell, pledge, encumber or dispose of any equity interests, share capital or other securities of, or other ownership interests in, any Group Company or grant options, warrants, calls or other rights to purchase or otherwise acquire equity interests, share capital or other securities of, or other ownership interests in, any Group Company;

6.2.3	effect any recapitalization, reclassification, share split, share combination or like change in the capitalization of any Group Company, or amend the terms of any outstanding securities of any Group Company;

6.2.4	amend the articles of association or equivalent organizational or governing documents of any Group Company, excluding (i) what is necessary to consummate the transactions contemplated by this Agreement, and (ii) the necessary updates to accommodate the requirement of PRC Company Law and other applicable Laws, provided that the amendments shall be made to the minimum extent required by Law and the Governmental Authorities and shall not substantially prevent or delay the consummation of the transactions contemplated by this Agreement;

6.2.5	except for those conducted in the ordinary course of business consistent with past practice, (i) increase the salary or other compensation of any director, officer or employee of any Group Company, (ii) grant any bonus, benefit or other direct or indirect compensation to any director, officer, employee or consultant, (iii) increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the directors, officers, employees, agents or representatives of any Group Company or otherwise modify or amend or terminate any such plan or arrangement or (iv) enter into or amend any employment, deferred compensation, severance, special pay, consulting, non-competition or similar agreement or arrangement with any directors, officers or employees of any Group Company;

6.2.6	subject to any lien or otherwise encumber or permit, allow or suffer to be encumbered, any of the properties or assets (whether tangible or intangible, including Intellectual Properties) of, or used by, any Group Company, other than Permitted Encumbrance or other than in the ordinary course of business consistent with past practice;

6.2.7	acquire any properties or assets by any Group Company with an amount in excess of RMB 500,000 or sell, assign, license, transfer, convey, lease or otherwise dispose of any of properties or assets of, or used by, any Group Company with an amount in excess of RMB 500,000, other than in the ordinary course of business consistent with past practice;

6.2.8	enter into or agree to enter into any merger or consolidation by any Group Company with any corporation or other entity, or engage any Group Company in any new business;

6.2.9	invest in, make a loan, advance or capital contribution to, or otherwise acquire the securities, of any other Person by any Group Company with an amount in excess of RMB 500,000;

6.2.10	cancel or compromise any debt or claim or waive or release any material right of any Group Company with an amount in excess of RMB 500,000;

6.2.11	incur, assume, alter, amend or modify any indebtedness for borrowed money, or guarantee thereof, or issue any debt securities with an amount in excess of RMB 500,000, except in the ordinary course of business consistent with past practice;

6.2.12	enter into any commitment for capital expenditures of any Group Company in excess of RMB 500,000 for any individual commitment;

6.2.13	make a change in the accounting or tax reporting principles, methods or policies of any Group Company;

6.2.14	enter into any Contract (i) that restrains, restricts, limits or impedes the ability of any Group Company to compete with or conduct any business or line of business in any geographic area or solicit the employment of any persons; (ii) under which the transaction amount exceeds RMB 500,000, except in the ordinary course of business consistent with past practice;

6.2.15	enter into any Contract that would be a Material Contract if such Contract had been entered into prior to the date of this Agreement or materially amend, modify, renew (other than any automatic renewal in accordance with the relevant contractual terms), consent to the termination of, or waive any material rights under, any Material Contract;

6.2.16	commence any Action for a claim of more than RMB 500,000 or settle or compromise any pending or threatened Action for an amount in excess of RMB 500,000 or that would impose any material restrictions on the business or operations of any Group Company;

6.2.17	effect or commence any liquidation, dissolution, winding-up, scheme of arrangement, restructuring, reorganization or similar transaction involving any Group Company;

6.2.18	permit any Owned Intellectual Property of any Group Company to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, fail to pay all required fees and taxes required or advisable to maintain and protect its interest in such Owned Intellectual Property, or grant or license or transfer to any third party any such Owned Intellectual Property, except grants of non-exclusive licenses of Intellectual Property or in the ordinary course of business consistent with past practice or except where such permission, failure or grant would not result in a Material Adverse Effect;

6.2.19	take any action that would adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement; or

6.2.20	agree to do anything (i) prohibited by this Section 6.2, (ii) that would make any of the representations and warranties of the Company or Ningbo Geely in this Agreement untrue or incorrect in any material respect or could result in any of the conditions to the Closing not being satisfied or (iii) that would be reasonably expected to have a Material Adverse Effect.

6.3	Access to Information

In each case subject to restrictions under applicable Laws and the Group Companies’ confidentiality obligation toward third parties,

6.3.1	as soon as reasonably practicable, but in no event later than twenty (20) days after the end of each calendar month during the Interim Period, the Company shall, and Ningbo Geely shall, by taking all necessary measure in its capacity as a shareholder of the Company, assist the Company to, provide the Subscriber with (i) unaudited monthly financial statements and (ii) operating or management information of the Group Companies reasonably required by the Subscriber. In addition, the Company shall and Ningbo Geely shall, by taking all necessary measure in its capacity as a shareholder of the Company, assist the Company to promptly provide the Subscriber with other information reasonably requested by the Subscriber, including any information requested in connection with the Subscriber’s financing for the Equity Transfer.

6.3.2	the Company and its Subsidiaries shall allow the Subscriber and its accountants, counsel, financial advisors and other representatives, at their own cost, reasonable access, during normal business hours upon prior notice during the Interim Period, to the Group Companies’ respective properties and facilities (including all real property and the buildings, structures, fixtures, appurtenances and improvements erected, attached or located thereon), books, financial information, contracts and records of the Group Companies and, during such period, shall as soon as reasonably possible furnish such information concerning the businesses, properties and personnel of the Group Companies as the Subscriber shall reasonably request; provided, however, that such access in each case shall not disrupt the Group Companies’ operations.

6.4	Notification of Certain Matters

Each Party shall give notice to the other Parties as promptly as reasonably practicable upon becoming aware of (a) any fact, change, condition, circumstance, event, occurrence or non-occurrence that has caused or is reasonably likely to cause any representation or warranty in this Agreement made by it to be untrue or inaccurate in any respect at any time after the date hereof and prior to the Closing, (b) any failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or (c) the institution of or the threat of institution of any Action against it that may adversely affect the transactions contemplated hereby or related to this Agreement or the transactions contemplated hereby; (d) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement, or (e) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; provided that the delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice, or the representations or warranties of, or the conditions to the obligations of, the parties hereto.

6.5	Further Assurances

Each party shall use its reasonable best efforts to take, or cause to be taken, all actions necessary or appropriate to (i) consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, prior to and at the Closing Date, each Party shall cooperate with the other Parties without any further consideration to make all filings with, and to obtain all consents of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument (including any consents), and to take all such other actions as such Party may reasonably be requested to take by the other party from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transactions contemplated hereby.

7.	TERMINATION

7.1	This Agreement may be terminated at any time prior to the Closing:

(a)	by the mutual written consent of the Parties;

(b)	by any Party, by written notice to the other Parties, if the ETA is terminated;

(c)	by any Party, by written notice to the other Parties, if the Closing has not occurred on or before the Long Stop Date, provided that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to the Party seeking to terminate if such Party is in breach of, or has breached, any of its obligations under this Agreement, which breach has been a material cause of the failure of the Closing to be consummated on or before such date;

(d)	by any Party, by written notice to the other Parties, if the consummation of the transactions contemplated by this Agreement would violate any non-appealable final Governmental Order;

(e)	by written notice from the Subscriber if there has been a breach of any representation, warranty, covenant or agreement on the part of the Company or Ningbo Geely contained in this Agreement such that the conditions set forth in Section 4.1 would not be satisfied and such breach or failure of condition is not curable or, if curable, is not cured prior to the earlier of (i) 30 days after written notice thereof is given by the Subscriber to the Company or Ningbo Geely or (ii) the Long Stop Date; provided that the Subscriber shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if the Subscriber is then in breach of any of its representation, warranty, covenant or agreement contained in this Agreement that would cause the conditions set forth in Section 4.2 not to be satisfied; or

(f)	by written notice from the Company or Ningbo Geely if there has been a breach of any representation, warranty, covenant or agreement on the part of the Subscriber contained in this Agreement such that the conditions set forth in Section 4.2 would not be satisfied and such breach or failure of condition is not curable or, if curable, is not cured prior to the earlier of (i) 30 days after written notice thereof is given by the Company or Ningbo Geely, as applicable, to the Subscriber or (ii) the Long Stop Date; provided that the Company or Ningbo Geely, as applicable, shall not have the right to terminate this Agreement pursuant to this Section 7.1(f) if the Company or Ningbo Geely, as applicable, is then in breach of any of its representation, warranty, covenant or agreement contained in this Agreement that would cause the conditions set forth in Section 4.1 not to be satisfied.

7.2	In the event of termination by any Party pursuant to Section 7.1 above, written notice thereof shall promptly be given to the other Parties and the transaction contemplated hereunder shall be terminated without further action by any Party; provided, however, that (a) the provisions of this Section 7 (Termination), Section 9 (Confidentiality), Section 10 (Notice), Section 11 (Governing Law and Dispute Resolution), Section 12 (Taxes, Costs and Expenses) and Section 13 (Miscellaneous) shall survive such termination,(b) the Parties shall take all necessary actions (including without limitation to cancelling or modifying any government registration, filings or other documents that have been conducted before such termination) to restore all Parties to their original position and status they were in immediately prior to the execution of this Agreement and the Party which is in breach of the Agreement (if any) shall be responsible for the relevant fees and Losses, and (c) nothing contained herein shall relieve any liabilities of any Party for breach of this Agreement that occurred prior to the termination hereof.

8.	INDEMNIFICATION

8.1	From and after the Closing, each of Ningbo Geely and the Company (each, an “Indemnifying Party”) hereby agrees to, jointly and severally, indemnify and hold the Subscriber, its Affiliates and their respective directors, officers, employees, agents, successors and assigns (collectively, the “Indemnified Parties” and each, an “Indemnified Party”) harmless from and against any and all Losses which arise out of or result from: (i) any material breach, violation or nonperformance of any covenant or agreement of such Indemnifying Party under this Agreement, and/or (ii) any material breach of any of the representations or warranties made by such Indemnifying Party under this Agreement. For the avoidance of doubt, nothing in this Section released the Indemnified Parties to prove their Losses.

8.2	Notwithstanding any other provisions of this Agreement to the contrary, for any indemnification claim made by an Indemnified Party against any Indemnifying Party under this Section 8, the Indemnifying Party shall not have the right of recourse against any of the Group Companies in any event.

9.	CONFIDENTIALITY

9.1	Subject to Sections 9.2 and 9.3, each Party undertakes with the other Parties that it shall treat as strictly confidential all information received or obtained by it, its Affiliates or the directors, officers, employees, agents, advisers or other representatives of such Party or its Affiliates (collectively, such Party’s “Representatives”) in connection with entering into or performing this Agreement, including information relating to the existence and provisions of this Agreement, the negotiations leading up to this Agreement, the materials and information acquired by the Representatives through their due diligence of the Group Company, the subject matter of this Agreement or the business or affairs of the other Parties or any Subsidiary of the other Parties (collectively, “Confidential Information”), and that it shall not at any time hereafter disclose or divulge to any Person any Confidential Information and shall use its best endeavor to prevent the publication or disclosure of any Confidential Information. Each Party also undertakes with the other Parties that neither it nor any of its Representatives shall trade or engage in any derivative or other transaction on the basis of such Confidential Information in violation of any applicable Laws.

9.2	Confidential Information shall not include any information that is (i) previously known on a non-confidential basis by the receiving Party or its Representatives, (ii) in the public domain through no fault of such receiving Party or its Representatives, (iii) received from a Person other than any of the other Parties or their respective Representatives, so long as such Person was not, to the best knowledge of the receiving Party, subject to a duty of confidentiality to such other Party, or (iv) developed independently by the receiving Party without reference to Confidential Information of the disclosing Party.

9.3	Notwithstanding Section 9.1:

9.3.1	any Party may disclose Confidential Information to the extent that such disclosure (i) is required under applicable Laws or any judicial or regulatory process or (ii) is requested by any Governmental Authority or other regulatory body, including the rules and requirements of any securities exchange, or (iii) is made in relation to the arbitration as set forth in Section 11; provided, that, in the case of the foregoing (i) and (ii), such Party shall, to the extent permitted by Law and so far as it is practicable, provide the other Parties with prompt notice of such requirement or request and cooperate with the other Parties at such other Parties’ request and cost to enable such other Parties to seek an appropriate protection order or remedy; and

9.3.2	any Party may disclose Confidential Information to its Representatives on a need-to-know basis; provided, that such Party shall use reasonable best efforts to ensure that each such Person to which it discloses Confidential Information strictly abides by the confidentiality obligations hereunder and shall be responsible for any breach of confidentiality obligations by such Person.

9.4	Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be agreed among the Parties. Thereafter, at any time prior to the earlier of the Closing Date and the valid termination of this Agreement pursuant to Section 7, except as may be required by applicable Law, each Party shall consult with the other Parties before it or its Affiliates issues any press release, has any communication with the press, making any other public statement with respect to this Agreement and the transactions contemplated hereunder, and shall provide each other a reasonable opportunity to review and comment on (and consider such proposed comments in good faith), such press releases, communication or public statement.

10.	NOTICE

10.1	Any notice given by a Party to the other Parties under this Agreement shall be deemed validly served by hand delivery or by prepaid registered mail sent through the post (airmail if to an overseas address) or by email transmission to its address given herein or such other address as may from time to time be notified for this purpose and any notice served by prepaid registered letter shall be deemed to have been served 48 hours (72 hours in the case of a letter sent by airmail to an address in another country) after the time at which it was posted, any notice served by email transmission shall be deemed to have been served at the time of the email transmission, it shall be sufficient (in the case of service by hand and prepaid registered letter) to prove that the notice was properly addressed and delivered or posted, as the case may be, and in the case of service by email transmission to prove that there is no system-generated non-delivery notice received by the sender.

10.2	Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant Party at its address or telex number or email address set out hereinafter (or such other address or email address as the addressee has by five (5) days’ prior written notice specified to the other Parties):

To Zhejiang ZEEKR:

To Ningbo Geely:

To Company:

11.	GOVERNING LAW AND DISPUTE RESOLUTION

11.1	The validity, construction, implementation and interpretation of this Agreement shall be governed by and construed in accordance with the Laws of the PRC.

11.2	Dispute resolution

11.2.1	Consultations

In the event of a dispute arising out of or in connection with the interpretation or implementation of this Agreement (the “Dispute”), the Parties shall attempt in the first instance to resolve the Dispute in good faith by friendly consultations between the Parties. If the Dispute cannot be resolved by any such method within thirty (30) Business Days after the commencement of consultation, then any Party may submit the Dispute to arbitration.

11.2.2	Arbitration

(a)	Any Dispute referred to arbitration shall be finally resolved by arbitration administered by the China International Economic and Trade Arbitration Commission Shanghai Sub-Commission(“CIETAC”), which shall be held in Shanghai and conducted in accordance with the CIETAC arbitration rules in force when the notice of arbitration is submitted by a Party, which rules are deemed to be incorporated by reference into this section, by three (3) arbitrators appointed in accordance with the said rules, and in such case:

(i)	all proceedings in any such arbitration shall be conducted in English;

(ii)	all of the arbitrators shall be fluent in English; and

(iii)	only the English text of this Agreement shall be referred to by the arbitrators in the course of the arbitration proceedings.

(b)	Should a Dispute be submitted to arbitration, all Parties shall in all other respects, except in the event of termination, continue to perform their respective obligations in accordance with this Agreement.

(c)	The arbitration award shall be final and binding on all Parties. The costs of arbitration shall be borne by the losing Party or as otherwise determined by the arbitration tribunal. Any award of the arbitrator tribunal shall be enforceable by any court having jurisdiction over a Party against which the award has been rendered, or in any place where assets of a Party against which the award has been rendered are located, and will be enforceable in accordance with applicable Laws in the jurisdiction in which such enforcement is sought, and the terms of applicable treaties and international conventions.

12.	TAXES, COSTS AND EXPENSES

Unless as otherwise expressly specified by this Agreement, each Party shall bear its own taxes, costs and expenses incurred in connection with negotiation, preparation, execution and performance of this Agreement, including but not limited to, stamp duty, income tax, financial and legal due diligence costs, valuation fees or other legal fees.

13.	MISCELLANEOUS

13.1	Neither Party shall be entitled to a duplicative compensation for the same Loss under this Agreement and the ETA.

13.2	This Agreement shall take effect upon signing by the Parties on the date first written above and shall be binding upon and ensure for the benefit of the estates, successors and/or permitted assigns of the Parties.

13.3	Each of the Parties hereto undertakes to the other Parties that it shall do all such actions and things and execute all such deeds and documents as may be necessary or desirable to carry into effect or to give legal effect to the provisions of this Agreement and the transactions hereby contemplated.

13.4	This Agreement constitutes the whole agreement between the Parties and supersede and terminate any previous agreements or arrangements between them relating to the subject matter hereunder; it is expressly declared that no variations hereof shall be effective unless made in writing and signed by duly authorized representatives of the Parties.

13.5	If any provision or part of a provision of this Agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.

13.6	The Parties to this Agreement are independent of each other. Each Party shall exercise its rights and assume its obligations hereunder independently. Any action or judgment by either Party shall neither affect the other Parties nor affect the rights and obligations of the other Parties hereunder or the force of any section hereof concerning the other Parties.

13.7	No Party may assign this Agreement and/or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.

13.8	This Agreement may be executed in one or more counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart and each such counterpart shall constitute an original of this Agreement but all the counterparts shall together constitute one and the same instrument.

13.9	This Agreement is made in English. If a Chinese translation of this Agreement is delivered it is for information purposes only and does not constitute a definitive and legally binding agreement. For the avoidance of doubt, in case there is any conflict between the Chinese translation and the English version, the English version shall prevail.

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Signature page to the SUBSCRIPTION AGREEMENT

IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the day and year first above written.

On behalf of

ZHEJIANG ZEEKR INTELLIGENT TECHNOLOGY CO., LTD. (浙江极氪智能科技有限公司)

(Company seal)

Signature:	/s/ Conghui An
Name:	Conghui An
Title:	CEO

Signature page to the SUBSCRIPTION AGREEMENT

IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the day and year first above written.

On behalf of

NINGBO GEELY AUTOMOBILE INDUSTRY CO., LTD. (宁波吉利汽车实业有限公司)

(Company seal)

Signature:	/s/ Gan Jiayue
Name:	Gan Jiayue
Title:	Legal Representative / Director

Signature page to the SUBSCRIPTION AGREEMENT

IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the day and year first above written.

On behalf of

LYNK & CO AUTOMOTIVE TECHNOLOGY CO., LTD. (领克汽车科技有限公司)

(Company seal)

Signature:	/s/ Gan Jiayue
Name:	Gan Jiayue
Title:	Legal Representative / Director